Exhibit (e)(12)

October 22, 2014

Martin Nuss

Vice President, Technology & Strategy

Colorado

RE:	Success Bonus for Project Victory

Dear Martin:

Thank you for your participation in the transaction involving Vitesse Semiconductor Corporation that we are referring to as Project Victory. As you know, only a select group of Vitesse personnel have been made aware of this project. During the pre-deal phase, due diligence and the time until a transaction is complete, you will be called upon to assist with various actions in support of this project.

We know these requests are in addition to your daily responsibilities. To recognize your contributions and timely completion of the tasks assigned to you, Vitesse will pay you a success bonus in the amount of $50,000 in accordance with this letter.

Your right to receive the success bonus is subject to the following conditions and eligibility requirements:

•	The success bonus will only be paid if the Project Victory transaction is consummated on or before June 30, 2015, or such later date as may be communicated to you in writing by Vitesse (the date of such consummation is referred to in this letter as the “Closing Date”).

•	The success bonus will be paid within 10 days after the Closing Date.

•	Applicable taxes will be deducted from any success bonus payment made to you.

•	You must continue to be employed by Vitesse in good standing until the Closing Date as a condition to vesting in the right to receive the success bonus.

•	The success bonus will be earned and vested on the Closing Date.

This letter does not constitute an employment contract. Vitesse is an at will employer and as such, employment with Vitesse is based on mutual consent. Both you and Vitesse have the right to terminate employment for any reason at any time, with or without cause, and with or without notice.

Please feel free to contact me if you have any questions concerning this bonus opportunity. We remind you of the Special NDA you have signed and continue to underscore the confidentiality of this project including your success bonus.

We appreciate your efforts to make Project Victory successful.

Sincerely,
/s/ Chris Gardner
Chris Gardner
CEO

4721 Calle Carga, Camarillo, CA 93012 USA